UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                        NOTIFICATION OF LATE FILING   SEC FILE NUMBER 0-14081
                                                      CUSIP NUMBER 999-004-104

                                   Form 10-Q SB
                  For the quarterly period ended June 30, 1998

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


PART I - REGISTRANT INFORMATION


                              YADKIN VALLEY COMPANY
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                             Full Name of Registrant

                                 Not Applicable
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                            Former Name if Applicable

                              Post Office Box 1729
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          Address of Principal Executive Office (Street and Number)

                         Raleigh, North Carolina 27602
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                            City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropirate)

[ X ] (A) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (B) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ] (C) The accountant's statement or other exhibit required by Rule
          12b-25 has been attached if applicable.


PART III - NARRATIVE

      State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

      Registrant's Registration Statement on Form 10-SB became effective on June 29, 1998. Registrant has attempted in good faith to prepare and file its Quarterly Report on Form 10-QSB for the period ended June 30, 1998. However, not previously having been required to file reports on Form 10-QSB, Registrant has had difficulty preparing the financial and other information required to be contained therein. Additionally, a serious illness in the family of Registrant's President and Treasurer (who is Registrant's only active management official in a position to derive the financial information from Registrant's records required for the report) has, since June 29, made it impossible for him to devote the attention to the report necessary to insure its completion. Therefore, Registrant is not in a position to file the report in a timely manner without unreasonable effort or expense.

PART IV - OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification.

                David S. Perry                  (919) 716-7588
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                    (Name)                (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                [ X ] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [ ] YES [ X ] NO

    If so, attach an explanation of the anticipated change, both narratively and qualitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


      The Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                                YADKIN VALLEY COMPANY

                                                By /s/ David S. Perry
                                                   -------------------------
                                                       David S. Perry
                                                       President and Treasurer

      Date:    August 14, 1998
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